UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 15 Zhi Tong Road

Zhongguancun Science and Technology Park

Changping District

Beijing 102200, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

General

Exchange of Rights for Common and Series B Preferred Shares

On February 18, 2019, the Board of Directors (the “Board”) of Sinovac Biotech Ltd. (the “Company”) determined that 1Globe Capital, LLC, Chiangjia Li, OrbiMed Advisors LLC, and those additional shareholders who voted together with the foregoing at the annual meeting held in February 2018 (collectively, the “Collaborating Shareholders”) became “Acquiring Persons,” as defined in the Company’s Rights Agreement, dated March 28, 2016 (as amended, the “Rights Agreement”), at or prior to the Company’s last Annual General Meeting held on February 6, 2018. As a result, a “Trigger Event” occurred under the Rights Agreement, and the approximately 28.7 million preferred share purchase rights (the “Original Rights”) under the Rights Agreement held by the Collaborating Shareholders or their Affiliates or Associates (as defined in the Rights Agreement) automatically became void under the terms of the Rights Agreement.

Pursuant to the Rights Agreement, the Board approved an exchange (the “Exchange”) of all valid Original Rights as of the close of trading in the United States on February 22, 2019 (the “Exchange Date”) for 0.655 of the Company’s common shares (the “Common Shares”) and 0.345 of the Company’s newly created Series B Convertible Preferred Shares (the “Series B Preferred Shares” and, together, each an “Exchange Share”). The total Exchange Shares to be received by any holder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share. As of the Exchange Date, all valid and outstanding Original Rights will be cancelled and converted into the right to receive the Exchange Shares. Prior to the Exchange, each shareholder of record, other than the Collaborating Shareholders, their Affiliates or Associates (the “Non-Collaborating Shareholders”), held one Original Right for each Common Share they held as of the Exchange Date.

The Series B Preferred Shares share equally in all dividends and distributions made on the Common Shares and vote together with the Common Shares on all matters brought before the shareholders, in each case on an as-converted basis and subject to applicable law. The Series B Preferred Shares are convertible into Common Shares at the option of the Company, or automatically upon a successful shareholder vote to increase the authorized number of Common Shares of the Company. The Company intends to seek authorization to increase the authorized number of Common Shares at the Company’s next annual general meeting. Until the Series B Preferred Shares are converted into Common Shares (or until the Series B Preferred Shares are listed on a nationally recognized securities exchange), they will earn a preferred dividend equal to US$0.41 per annum, payable quarterly in arrears.

Entry into Trust Agreement and Transfer of Exchange Shares to Trust

On February 20, 2019, the Company entered into a trust agreement (the “Trust Agreement”) with Wilmington Trust, National Association (the “Trustee”), in its capacity as trustee for the Shareholder 2019 Rights Exchange Trust (the “Trust”), to hold the Exchange Shares issued pursuant to the Exchange in accordance with Section 27 of the Rights Agreement for the benefit of the Non-Collaborating Shareholders. On February 20, 2019, the Trust was created and on the Exchange Date the Company issued 27,777,341 Common Shares and 14,630,813 Series B Preferred Shares in the name of the Trust.

Eligible shareholders of record on the Exchange Date will receive shares from the Trust upon certification to the Trustee that they are not an Acquiring Person under the Rights Agreement or a transferee of any shares from an Acquiring Person. Upon distribution of all of the Exchange Shares held in the Trust to eligible shareholders, when those shares would otherwise escheat pursuant to applicable law or upon the Company’s request if there has been at least one year since the most recent bona fide request for a distribution of Exchange Shares, the Trust will terminate. The Trustee will vote all of the shares held in the Trust in the same proportion as the votes received in respect of all shares held by the Non-Collaborating Shareholders as of the Exchange Date, not including those shares held in the Trust.

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Amended and Restated Rights Agreement and Dividend of New Rights

On February 22, 2019, the Company amended and restated the Rights Agreement (the “A&R Rights Agreement”), pursuant to which the Board declared a dividend of one preferred share purchase right (individually, a “New Right” and collectively, the “New Rights”) for each Common Share and Series B Preferred Share of the Company outstanding at the close of business (as defined in the A&R Rights Agreement) on February 22, 2019 (the “Record Date”). The Board also authorized and directed the issuance of one New Right with respect to each Common Share or Series B Preferred Share that shall become outstanding between the Record Date and the earliest of the Distribution Date and the Expiration Date (each, as defined below). Each New Right will entitle the registered holder thereof, after the New Rights become exercisable and until February 22, 2020 (the “Expiration Date”) (or the earlier redemption, exchange or termination of the New Rights), to purchase from the Company one one-thousandth of a Series C Junior Participating Preferred Share, par value US$0.001 per share (the “Series C Preferred Shares”), of the Company at a price of US$20.00 per one one-thousandth of a Series C Preferred Share (the “Purchase Price”).

Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the aggregate total of Common Shares and Series B Preferred Shares then issued and outstanding (i.e., becomes an “Acquiring Person” under the A&R Rights Agreement) or (ii) the close of business on the tenth business day after the date of commencement of, or first public announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the aggregate total of Common Shares and Series B Preferred Shares then issued and outstanding (the earlier of (i) and (ii) being called the “Distribution Date”), the New Rights (unless earlier expired, redeemed or terminated) will be evidenced by the certificates representing the Common Shares or Series B Preferred Shares registered in the names of the holders thereof or, in the case of uncertificated Common Shares or Series B Preferred Shares registered in book entry form, by notation in book entry. Under the A&R Rights Agreement, synthetic ownership of Common Shares or Series B Preferred Shares in the form of derivative securities counts towards the 15% ownership threshold, to the extent actual Common Shares or Series B Preferred Shares equivalent to the economic exposure created by the derivative security are directly or indirectly beneficially owned by a counterparty to such derivative security.

The A&R Rights Agreement provides that any person who beneficially owned 15% or more of the aggregate total of Common Shares and Series B Preferred Shares then issued and outstanding, immediately prior to the first public announcement of the adoption of the A&R Rights Agreement after giving effect to the issuance of Exchange Shares as provided for in the Exchange, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an Acquiring Person for purposes of the A&R Rights Agreement unless and until such time as such Existing Holder, after the first public announcement of the adoption of the A&R Rights Agreement, becomes the beneficial owner of one or more additional Common Shares or Series B Preferred Shares (other than pursuant to (a) a dividend or distribution paid or made by the Company on the Common Shares or Series B Preferred Shares in Common Shares or Series B Preferred Shares, as applicable, (b) a split or subdivision of the outstanding Common Shares or Series B Preferred Shares, (c) the consummation of the Exchange or (d) any increase in beneficial ownership due to equity granted to the officers and members of the Board of the Company and any Subsidiary of the Company in their capacity as such officers and directors). However, if upon acquiring beneficial ownership of one or more additional Common Shares or Series B Preferred Shares, the Existing Holder does not beneficially own 15% or more of the aggregate total of Common Shares and Series B Preferred Shares then issued and outstanding, the Existing Holder shall not be deemed to be an Acquiring Person for purposes of the Agreement.

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The New Rights will be transferred only in connection with the transfer of the underlying Common Shares and/or Series B Preferred Shares until the Distribution Date (or earlier redemption, exchange, termination or expiration of the New Rights). As soon as practicable following the Distribution Date, separate certificates evidencing the New Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares and Series B Preferred Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the New Rights.

The New Rights are not exercisable until the Distribution Date. The New Rights will expire on February 22, 2020, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated. The New Rights will at no time have any voting rights.

Each Series C Preferred Share purchasable upon exercise of the New Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of (i) US$1.00 or (ii) 1,000 times all cash dividends and 1,000 times (payable in kind) all non-cash dividends or other distributions, other than dividends or bonus issues payable in Common Shares or a subdivision of the issued and outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series C Preferred Shares will be entitled to a minimum preferential liquidation payment of US$1,000 per share (plus any accrued but unpaid dividends and distributions), provided that such holders of the Series C Preferred Shares will be entitled to an aggregate payment of 1,000 times the payment made per share to holders of Common Shares. Each Series C Preferred Share will have 1,000 votes and will vote together with the Common Shares.

In the event of any merger, amalgamation, consolidation or other transaction in which Common Shares are exchanged, each Series C Preferred Share will be entitled to receive aggregate consideration per Series C Preferred Share equal to 1,000 times the aggregate amount to be distributed per Common Share, as applicable. The Series C Preferred Shares will not be redeemable. The New Rights are protected by customary anti-dilution provisions. Because of the nature of the Series C Preferred Shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a Series C Preferred Share purchasable upon exercise of each New Right should approximate the value of one Common Share.

The Purchase Price payable and the number of Series C Preferred Shares or other securities or property issuable upon exercise of the New Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend or bonus issue on, or a subdivision, combination or reclassification of, the Series C Preferred Shares, (ii) upon the grant to holders of the Series C Preferred Shares of certain rights or warrants to subscribe for or purchase Series C Preferred Shares or convertible securities at less than the current market price of the Series C Preferred Shares or (iii) upon the distribution to holders of the Series C Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Series C Preferred Shares or of subscription rights or warrants (other than those referred to above).

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In the event that a person becomes an Acquiring Person or if the Company were the surviving company in a merger with an Acquiring Person or any Affiliate or Associate of an Acquiring Person and Common Shares were not changed or exchanged, each holder of a New Right, other than New Rights that are or were acquired or beneficially owned by the Acquiring Person (which New Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the New Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a New Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the New Right, that number of Common Shares of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the New Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the aggregate total of then issued and outstanding Common Shares and Series B Preferred Shares, the Board may cause the Company to exchange the New Rights (other than New Rights owned by an Acquiring Person, which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per New Right (subject to adjustment).

The New Rights may be redeemed in whole, but not in part, at a price of US$0.001 per New Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the New Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the New Rights, the right to exercise the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

Until a New Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the A&R Rights Agreement may be amended by the Board, or a duly authorized committee thereof, for so long as the New Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the A&R Rights Agreement in any manner that does not adversely affect the interests of the holders of the New Rights (other than an Acquiring Person or any Affiliate or Associate of an Acquiring Person).

One New Right will be distributed to shareholders of the Company for each Common Share and/or Series B Preferred Share owned of record by them on February 22, 2019. As long as the New Rights are attached to the Common Shares and/or Series B Preferred Shares, the Company will issue one New Right with each new Common Share or Series B Preferred Shares so that all such shares will have attached New Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 200,000 Series C Preferred Shares initially for issuance upon exercise of the New Rights.

The New Rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The New Rights will cause substantial dilution to a person or group that acquires 15% or more of the aggregate total of Common Shares and Series B Preferred Shares then issued and outstanding on terms not approved by the Board. The New Rights should not interfere with any merger or other business combination approved by the Board at any time prior to the first date that a person or group has become an Acquiring Person.

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Expected Trading Halt

In connection with the Exchange, The Nasdaq Stock Market LLC (“Nasdaq”) has advised the Company that it expects to implement a halt in trading in the Common Shares until at least March 8, 2019 in order to facilitate the orderly distribution of the Exchange Shares. The Company will work with Nasdaq to resume trading of the Common Shares as expeditiously as possible after such date, but is unable to currently estimate when trading will resume. The Company has not received any notice of deficiency from Nasdaq, and intends to cooperate fully with Nasdaq and to provide any requested information.

Incorporation by Reference

The foregoing summaries of the Trust Agreement, the Series B Preferred Shares, the A&R Rights Agreement and the Series C Preferred Shares are qualified in their entirety by reference to the full text of such documents, attached hereto as Exhibits 99.1, 99.5, 99.6 and 99.7, respectively.

The information set forth herein is hereby incorporated by reference into our registration statements on Form S-8 filed with the SEC on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the SEC on September 4, 2013 (File No. 333-190980).

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Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Trust Agreement

Exhibit 99.3 – Form of Beneficiary Certification

Exhibit 99.4 – Form of DTC Participant Certification

Exhibit 99.5 – Certificate of Designations of Series B Preferred Shares (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form 8-A of Sinovac Biotech Ltd. filed with the Securities and Exchange Commission on February 22, 2019)

Exhibit 99.6 – Amended and Restated Rights Agreement

Exhibit 99.7 – Certificate of Designations of Series C Preferred Shares

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: February 22, 2019

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